SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377 and 333-116964.

                                 RADVision Ltd.

6-K Items

     1.   RADVision  Ltd.  Condensed   Consolidated   Financial  Statements  and
          Management's Discussion and Analysis of Financial Condition and Results of Operations for the Quarterly Period ended March 31, 2005.

                                                                         ITEM 1

                                 RADVISION LTD.

                                      INDEX


                                                                           Page
--------------------------------------------------------------------------------

I - Financial Information:

1.   Condensed Consolidated Balance Sheets as of March 31, 2005 and
         December 31, 2004....................................................2

     Condensed Consolidated Statements of Income -
         for the Three Months ended March 31, 2005 and 2004...................3

     Condensed Consolidated Statements of Cash Flows -
         for the Three Months ended March 31, 2005 and 2004...................4

     Notes to Condensed Consolidated Financial Statements.....................6

2.   Management's Discussion and Analysis of
         Financial Condition and Results of Operations.......................14


3.   Quantitative and Qualitative Disclosure About Market Risk...............20

I - Financial Information

1.


                       RADVISION LTD. AND ITS SUBSIDIARIES


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                              AS OF MARCH 31, 2005


                            U.S. DOLLARS IN THOUSANDS


                                    UNAUDITED




                                      INDEX


                                                                         Page
                                                                         ----

Consolidated Balance Sheets                                               2

Consolidated Statements of Income                                         3

Consolidated Statements of Cash Flows                                   4 - 5

Notes to Consolidated Financial Statements                              6 - 13




                          - - - - - - - - - - - - - - -

                                             RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                                                  March 31,  December 31,
                                                                                    2005        2004
                                                                                 ----------  ------------
                                                                                 Unaudited     Audited
                                                                                 ---------   ----------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                      $  12,289   $  20,206
  Short-term bank deposits                                                          14,533      11,799
  Short-term marketable securities                                                  48,432      39,612
  Trade receivables (net of allowance for doubtful accounts
    of $1,276 as of March 31, 2005 and December 31, 2004)                           10,346      10,063
  Other accounts receivable and prepaid expenses                                     3,410       3,900
  Inventories                                                                        1,141       1,220
                                                                                 ---------   ---------
Total current assets                                                                90,151      86,800
-----                                                                            ---------   ---------

LONG-TERM ASSETS:
  Long-term bank deposits                                                            6,063       5,384
  Long-term marketable securities                                                   25,976      33,365
  Severance pay fund                                                                 2,705       2,733
                                                                                 ---------   ---------
Total long-term assets                                                              34,744      41,482
-----                                                                            ---------   ---------

PROPERTY AND EQUIPMENT, NET                                                          2,962       2,647
                                                                                 ---------   ---------
GOODWILL                                                                             3,059         647
                                                                                 ---------   ---------
OTHER INTANGIBLE ASSETS, NET                                                         4,559         306
                                                                                 ---------   ---------
Total assets                                                                     $ 135,475   $ 131,882
-----                                                                            =========   =========


    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                                 $   1,468   $   1,939
  Deferred revenues                                                                  6,345       7,517
  Accrued expenses and other accounts payable                                       12,123      11,949
                                                                                 ---------   ---------
Total current liabilities                                                           19,936      21,405
-----                                                                            ---------   ---------

ACCRUED SEVERANCE PAY                                                                3,749       3,701
                                                                                 ---------   ---------
Total liabilities                                                                   23,685      25,106
-----                                                                            ---------   ---------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.1 par value:
    Authorized - 25,000,000 shares as of March 31, 2005 and December 31, 2004;
    Issued - 20,859,418 and 20,152,045 shares as of March 31, 2005 and
    December 31, 2004, respectively; Outstanding - 19,623,566 and 20,859,418
    shares as of March 31, 2005 and December 31, 2004, respectively                    200         196
  Additional paid-in capital                                                       109,783     107,267
  Retained earnings (accumulated deficit)                                            1,807        (687)
                                                                                 ---------   ---------
Total shareholders' equity                                                         111,790     106,776
-----                                                                            ---------   ---------

Total liabilities and shareholders' equity                                       $ 135,475   $ 131,882
-----                                                                            =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


                                                            Three months ended
                                                                 March 31,
                                                             -----------------
                                                                2005   *) 2004
                                                             -------   -------
                                                                Unaudited
                                                             -----------------

Revenues                                                     $16,280   $14,261
                                                             -------   -------

Operating costs and expenses:
  Cost of revenues                                             2,776     3,097
  Research and development                                     4,655     3,780
  Marketing and selling                                        5,757     5,837
  General and administrative                                   1,159     1,240
                                                             -------   -------
Total operating costs and expenses                            14,347    13,954
-----                                                        -------   -------

Operating income                                               1,933       307
Financial income, net                                            561       412
                                                             -------   -------
Net income                                                   $ 2,494   $   719
                                                             =======   =======
Basic net earnings per Ordinary share                        $  0.12   $  0.04
                                                             =======   =======
Diluted earnings per Ordinary share                          $  0.11   $  0.03
                                                             =======   =======

*) Restated (see Note 1c).


The accompanying notes are an integral part of the consolidated financial statements.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                                Three months ended
                                                                                                     March 31,
                                                                                       -------------------------------------
                                                                                             2005               *) 2004
                                                                                       -----------------   -----------------
                                                                                                     Unaudited
                                                                                       -------------------------------------
 Cash flows from operating activities:
 -------------------------------------
   Net income                                                                           $       2,494       $         719
   Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                                 453                 530
    Accrued interest and amortization of premium on held-to-maturity marketable
      securities and bank deposits                                                                 20                 832 *
    Severance pay, net                                                                             76                 (55)
    Decrease (increase) in trade receivables, net                                                (283)                223
    Decrease (increase) in other accounts receivable and prepaid expenses                         699                (634)
    Decrease (increase) in inventories                                                             79                (218)
    Increase (decrease) in trade payables                                                        (471)              1,555
    Increase (decrease) in deferred revenues                                                   (1,322)              1,671
    Decrease in other accounts payable and accrued expenses                                       (26)             (2,210)
                                                                                       -----------------   -----------------
 Net cash provided by operating activities                                                      1,719               2,413
                                                                                       -----------------   -----------------
 Cash flows from investing activities:
 -------------------------------------
   Proceeds from redemption of held-to-maturity marketable securities                           2,062              20,380
   Purchase of held-to-maturity marketable securities                                          (3,474)            (11,906)
   Proceeds from withdrawal of bank deposits                                                    7,659              11,735
   Purchase of bank deposits                                                                  (11,111)            (12,919)
   Purchase of property and equipment                                                            (604)               (516)
   Purchase of FVC assets (1)                                                                  (7,001)                  -
                                                                                       -----------------   -----------------
 Net cash provided by (used in) investing activities                                          (12,469)              6,774
                                                                                       -----------------   -----------------
 Cash flows from financing activities:
 -------------------------------------
   Issuance of Ordinary shares and Treasury stock for cash upon exercise of options                 -               1,294
   Exercise of options by employees                                                             2,833                   -
                                                                                       -----------------   -----------------
 Net cash provided by financing activities                                                      2,833               1,294
                                                                                       -----------------   -----------------
 Increase (decrease) in cash and cash equivalents                                              (7,917)             10,481
 Cash and cash equivalents at the beginning of the period                                      20,206              16,433
                                                                                       -----------------   -----------------
 Cash and cash equivalents at the end of the period                                     $      12,289       $      26,914
                                                                                       =================   =================

 Supplemental disclosure of non-cash flow from investing and financing activities:
 ---------------------------------------------------------------------------------

   Issuance of Ordinary shares upon sale of Treasury stock                              $           -       $          86
                                                                                       =================   =================
   Loss on issuance of Ordinary shares upon sale of Treasury stock                      $           -       $         375
                                                                                       =================   =================
   Receivables on account of shares                                                     $         162       $           -
   --------------------------------                                                    =================   =================

*) Restated (see Note 1c).


The accompanying notes are an integral part of the consolidated financial statements.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


(1)  Supplemental disclosure of cash flow information:
     -------------------------------------------------

     In  March  2005,   the  Company   acquired  the  assets  of  First  Virtual
     Communication Inc. ("FVC") The net fair value of the assets acquired and the liabilities assumed at the date of acquisition was as follows:

       Working capital, excluding cash and cash equivalents      $   172
       Property and equipment                                         57
       Technology                                                  3,295
       Distribution networks                                       1,065
       Goodwill                                                    2,412
                                                                 -------
                                                                 $ 7,001
                                                                 =======

The accompanying notes are an integral part of the consolidated financial statements.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 1:- GENERAL

          a. Radvision Ltd. ("the Company"), an Israeli corporation, designs, develops and supplies products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol.

               The Company's products and technology are used by its customers to develop systems that enable enterprises and service providers to use packet networks for real-time IP ("Internet Protocol") communications.

               The Company operates under two reportable segments: 1) the "networking" business unit (or "NBU"), which focuses on a networking product and is responsible for developing networking products for IP-centric voice, video and data conferencing services; and 2) the "technology" business unit (or "TBU"), which focuses on creating developer toolkits for the underlying IP communication protocols and testing tools needed for real-time voice and video over IP.

               The Company has six wholly-owned subsidiaries: Radvision Inc. in the United States, Radvision HK in Hong Kong, Radvision U.K. in the United Kingdom, Radvision Japan KK in Japan that are primarily engaged in selling and marketing the Company's products and technology, Radvision Communication Development (Beijing) Co. Ltd. in China that is primarily engaged in research and development, and Radvision B.V., in the Netherlands that is a holding company.

          b.   Acquisition of assets of First Virtual Communication Inc.:

               Following a bidding process held under the supervision of a United States Bankruptcy Court, the Company acquired substantially all of the assets of First Virtual Communications and its wholly-owned subsidiary, CUseeMe Networks, Inc. on an "as is" basis on March 15, 2005. FVC creates leading software products that enable interactive voice, video and data collaboration over IP-based networks. The transaction was provided for by a cash purchase price of $ 7,496 including transaction costs.

               The acquisition was accounted under the purchase method of accounting. Accordingly, all assets and liabilities were recorded at their estimated market values as of the date acquired, and results of FVC's operations have been included in the consolidated financial statements commencing with the date of acquisition.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 1:- GENERAL (Cont.)

               Based upon a preliminary valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition to FVC net assets as follows:

               Tangible assets acquired (including cash and cash
                  equivalents)                                            $  724
               Intangible assets:
               Technology                                                  3,295
               Distribution networks                                       1,065
               Goodwill                                                    2,412
                                                                         -------
               Total consideration                                        $7,496
                                                                         =======

          c.   Restatement of previously-issued financial statements:
               ------------------------------------------------------

               As described in Note 13 to the annual financial statements and in Form 20-F for the year ended December 31, 2004, in January 2001, the Company entered into a lease agreement with related parties for a period of five years. Subsequently, the Company surrendered the property before inception of the lease. The parties to the lease agreement disputed the extent of damages caused by this action and agreed to proceed to binding arbitration. The presiding arbitrator issued his ruling on February 12, 2004, stating the amount the Company owed was $ 400. The Company had previously accrued a liability of $1,461 in respect of the aforementioned dispute.

               Prior to the issuance of the arbitration ruling, the Company had announced its 2003 financial results, but had not yet filed its annual report on Form10-K for the year ended December 31, 2003.

               In the 2003 audited financial statements the arbitration ruling was treated as a "Type II" event as defined in AU 560 of the PCAOB auditing standards ("AU 560") and, accordingly full disclosure concerning the event was provided in the 2003 audited financial statements while no revision was made to the $1,461 accrual.

               In the process of preparing the financial statements for the year ended December 31, 2004, the accounting treatment relating to this event was reconsidered and consequently it was concluded that the arbitration ruling issued on February 14, 2004 represents a "Type I" event according to AU 560, due to the fact that the above ruling, which became available subsequent to the period covered by the 2003 financial statements, but before issuance of such financial statements, provided additional evidence with respect to conditions that existed on December 31, 2003 and affected estimates used in preparing the 2003 financial statements. Consequently, the estimated provision relating to the aforementioned dispute is being revised from $1,461 to $400 in the 2003 fiscal year and the financial statements are being restated accordingly.

               As a result of this restatement, the Company recorded restructuring income of $1,061 in the year ended December 31, 2003, resulting in increased net income and decreased accrued expenses in that amount.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

               The impact of the aforementioned restatement with respect to the financial statements as of March 31, 2004 and for the three month period then ended is summarized below:

               Statement of income data:


                                                                                  Three months ended
                                                                              March 31, 2004 (unaudited)
                                                                   --------------------------------------------------
                                                                    Previously                               As
                                                                     reported         Adjustment          restated
                                                                   --------------    --------------    --------------
                Restructuring income                               $       1,061     $       1,061     $           -
                                                                   ==============    ==============    ==============
                Operating income                                   $       1,368     $       1,061     $         307
                                                                   ==============    ==============    ==============
                Net income                                         $       1,780     $       1,061     $         719
                                                                   ==============    ==============    ==============
                Basic net earnings per Ordinary share              $        0.09     $        0.05     $        0.04
                                                                   ==============    ==============    ==============
                Basic and diluted net loss per Ordinary share      $        0.08     $        0.05     $        0.03
                                                                   ==============    ==============    ==============

               Balance sheet data:


                                                                               March 31, 2004 (unaudited)
                                                                     ------------------------------------------------
                                                                     Previously                             As
                                                                      reported        Adjustment         restated
                                                                     ------------    --------------    --------------
                Other accounts payable and accrued expenses          $     9,830     $      (1,061)    $       8,769
                                                                     ============    ==============    ==============
                Total current liabilities                            $    20,373     $      (1,061)    $      19,312
                                                                     ============    ==============    ==============
                Accumulated deficit                                  $    (5,130)    $      (1,061)    $      (6,191)
                                                                     ============    ==============    ==============
                Total shareholders' equity                           $    96,400     $      (1,061)    $      95,339
                                                                     ============    ==============    ==============

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

               Cash flow data:


                                                                                  Three months ended
                                                                              March 31, 2004 (unaudited)
                                                                   --------------------------------------------------
                                                                    Previously        Adjustment            As
                                                                     reported                            restated
                                                                   --------------    --------------    --------------
               Net income                                          $       1,780     $       1,061     $         719
                                                                   ==============    ==============    ==============
               Restructuring income                                $       1,061     $      (1,061)    $           -
                                                                   ==============    ==============    ==============
               Net cash provided by operating activities           $       2,413     $           -     $       2,413
                                                                   ==============    ==============    ==============

          d.   New accounting pronouncements:

               In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("Statement No. 123R"), which is a revision of Statement No. 123 and supersedes APB No. 25. The Statement addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The Statement eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally would require instead that such transactions be accounted for using a grant date fair-value based method. Companies will now be required to recognize an expense for compensation cost related to share-based payment arrangements including stock options and employee stock purchase plans. In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"), which provided further clarification on the implementation of Statement No. 123R. In April 2005, the SEC announced a deferral of the effective date of Statement No. 123R for calendar year companies until January 1, 2006. It is expected that the new rules of Statement No. 123R will be applied on a modified perspective basis. The Company is currently evaluating option valuation methodologies and assumptions in light of Statement No. 123R and SAB 107. Current estimates of option values using the Black-Scholes method (as shown above) may not be indicative of results from valuation methodologies ultimately adopted by the Company.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2004 are applied consistently in these financial statements.

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b. For further information, refer to the consolidated financial statements as of December 31, 2004.

          c.   Accounting for stock-based compensation:

               The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB No. Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

               Under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation ("SFAS No. 123"), pro forma information regarding net income and net earnings per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options is amortized over their vesting period and estimated at the date of grant using a Black - Scholes Option Valuation Model with the following weighted-average assumptions for the three months ended March 31, 2005 and 2004:

                                                      Three months ended
                                                         March 31,
                                            -----------------------------------
                                                  2005             *) 2004
                                            ----------------   ----------------
                                                         Unaudited
                                            -----------------------------------

               Risk free interest                 3.95%              2.47%
               Dividend yields                     0%                 0%
               Volatility                         0.382              0.438
               Expected life                        3                  4

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Pro forma information under SFAS No. 123:

                                                                                            Three months ended
                                                                                                 March 31,
                                                                                    -----------------------------------
                                                                                          2005             *) 2004
                                                                                    ----------------   ----------------
                                                                                                 Unaudited
                                                                                    -----------------------------------
                Net income as reported                                                $      2,494       $        719
                                                                                    ================   ================
                Add: stock based compensation expense determined under APB 25         $          -       $          -
                                                                                    ================   ================
                Deduct:  stock-based  compensation  expense determined under fair
                  value method for all awards                                         $        891       $        870
                                                                                    ================   ================
                Pro forma net profit (loss)                                           $      1,603       $       (151)
                                                                                    ================   ================
                Basic earnings per share, as reported                                 $       0.12       $       0.04
                                                                                    ================   ================
                Diluted earnings per share, as reported                               $       0.11       $       0.03
                                                                                    ================   ================
                Pro forma basic net income per share                                  $       0.04       $       0.001
                                                                                    ================   ================
                Pro forma diluted net income per share                                $       0.04       $       0.001
                                                                                    ================   ================

               *) Restated (see Note 1c).


NOTE 3:- UNAUDITED INTERIM FINANCIAL STATEMENTS

          The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2005, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2005.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 4:- INVENTORIES

                                                March 31,          December 31,
                                                  2005                2004
                                              ---------------   ----------------
                                                Unaudited
                                              ---------------

              Raw materials                    $        873       $      1,091
              Finished products                         268                129
                                              ---------------   ----------------
                                               $      1,141       $      1,220
                                              ===============   ================


NOTE 5:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

              Employees and employee accruals  $      2,975       $      2,408
              Accrued expenses                        9,148              9,541
                                              ---------------   ----------------
                                               $     12,123       $     11,949
                                              ===============   ================


NOTE 6:- SEGMENTS AND CUSTOMER INFORMATION

                                                  Three months ended
                                                       March 31,
                                          ------------------------------------
                                               2005                2004
                                          ----------------   -----------------
                                                       Unaudited
                                          ------------------------------------
              Revenues:
                NBU                       $      10,725           $ 10,166
                TBU                               5,555              4,095
                                          ----------------   -----------------

              Total revenues              $      16,280           $ 14,261
              -----                       ================   =================

              Cost of revenues:
                NBU                       $       2,420            $ 2,827
                TBU                                 356                270
                                          ----------------   -----------------

              Total cost of revenues      $       2,776            $ 3,097
              -----                       ================   =================

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 7;- EARNINGS PER SHARE

          The following table sets forth the calculation of basic and diluted earnings per share:

                                                                                              Three months ended
                                                                                                   March 31,
                                                                                      ------------------------------------
                                                                                           2005              *) 2004
                                                                                      ----------------   -----------------
                                                                                                   Unaudited
                                                                                      ------------------------------------
              Numerator:
                Net income                                                            $        2,494      $         719
                                                                                      ================   =================
                Diluted earnings per share - income                                   $        2,494      $         719
                                                                                      ================   =================

              Number of shares:
                Denominator:
                  Denominator for basic earnings per share - weighted
                   average of Ordinary shares                                             20,714,218         19,484,208
                  Effect of dilutive securities:
                  Employee stock options and unvested restricted shares                    1,318,971          2,082,575
                                                                                      ----------------   -----------------
                                                                                          22,033,189         21,566,783
                                                                                      ================   =================

               *) Restated (see Note 1c).


                             - - - - - - - - - - - -

2. Management's Discussion and Analysis of Financial Condition and Results of Operations
     ---------------------------------------------------------------------------

This information should be read in conjunction with the condensed consolidated financial statements and notes included in Condensed Consolidated Financial Statements for the Quarterly Period ended March 31, 2005 above and the audited financial statements and notes thereto and Item 5. Operating And Financial Review And Prospects contained in our 2004 Annual Report on Form 20-F. The discussion and analysis which follows may contain trend analysis and other "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters that are not historical facts. Forward-looking statements usually include the verbs, "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to differ materially from those expressed or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the section entitled "Risk Factors" and elsewhere in our 2004 Annual Report on Form 20-F.

Overview

We are the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over Internet Protocol, or IP, and 3G networks. We have approximately 420 customers worldwide including Alcatel, Cisco, FastWeb, NTT/DoCoMo, Philips, Panasonic, Samsung, Shanghai Bell, Siemens, Sony and Tandberg. Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.

In the beginning of 2001, we created two separate business units corresponding to our two product lines to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions.

Our Networking Business Unit, or NBU, offers one of the broadest and most complete set of multimedia communication and videoconferencing network solutions for IP, ISDN, SIP and 3G-based networks, supporting most end points in the industry today. These products are sold primarily to resellers and OEMs who use this infrastructure to develop and install advanced IP and ISDN-based communication systems for enterprise customers. The NBU also provides service providers, both 3G wireless and wireline, with integrated solutions that enable the delivery of converged IP-based multimedia streaming and video telephony applications to corporate customers as a managed service, residential broadband customers, and 3G subscribers worldwide. We are currently in the process of separating the NBU into two separate business units. The Enterprise Business Unit will focus on the sale of multimedia communication and videoconferencing network solutions for enterprise customers, including desktop applications. The Service Providers Business Unit will provide products and solutions for service providers, both 3G wireless and wireline, to allow these customers to provide high scale, large capacity multimedia communication and video conferencing within their chosen environment.

Our Technology Business Unit, or TBU, is a one-stop shop of voice and video over IP and 3G Development toolkits. The TBU provides protocol development tools and platforms, as well as associated solutions such as testing platforms and IP phone toolkits that enable equipment vendors and service providers to develop and deploy new IP and 3G-based converged networks, services, and technologies. Our TBU also provides professional services to our customers, assisting them with integrating our technology into their products. RADVISION's TBU solutions include developer toolkits for SIP, MEGACO/H.248, MGCP, H.323, and 3G-324M. It also includes RADVISION's ProLab(TM) Test Management Suite and IP phone toolkit. Today you may find RADVISION toolkits implemented in a wide range of environments from chipsets to simple user devices like IP phones, and from integrated video systems through carrier class network devices like gateways, switches, soft switches and 3G multimedia gateways.

Following a bidding process held under the supervision of a United States Bankruptcy Court, we acquired substantially all of the assets of First Virtual Communications, Inc, or FVC, and its wholly owned subsidiary, CUseeMe Networks, Inc. on an "as is" basis. The transaction closed on March 15, 2005. The transaction, provided for a cash purchase price of $7,150,000. Due to certain cash adjustments the actual purchase price was less then $7,000,000. We have hired approximately thirty-one former employees of FVC that were based in Nashua, New Hampshire and hired the former Chief Executive Officer of FVC on a consulting basis. The newly hired employees will be involved in marketing, selling and supporting the acquired FVC products. We acquired leading software products that enable interactive voice, video and data collaboration over IP-based networks. The products provide cost-effective, integrated end-to-end solutions for large-scale deployments from the desktop to the conference room and also enable best-of-breed collaborative conferencing solutions to be extended to ISDN and ATM networks. FVC's Click to Meet(TM) product provides integrated and scalable desktop conferencing solutions. Click to Meet products are fully integrated with a single software architecture consisting of the Conference Server, the Conference Client and the Middleware to tie them together. Click to Meet products are widely deployed worldwide and offer a robust set of functionalities.

Our Strategy

Our goal is to be the leading provider of solutions that enable real-time multimedia (voice, video and data) collaboration and communication over packet networks. We provide solutions at every level - protocol developer toolkits, professional services, network infrastructure, as well as integrated solutions that compliment the communication solutions of other vendors such as those from Cisco, Sony, Microsoft and Alcatel. We believe that the combination of offering IP-centric networking products, along with software toolkits, positions us as a key enabling vendor in the evolution of IP communications. Both of our product lines are essential for building IP networks that support real time voice and video communication with full interoperability with legacy ISDN/PSTN networks and technologies.

Results of Operations

The following table presents, as a percentage of total revenues, condensed statements of operations data for the periods indicated:

                                                               Three months
                                                               ended March 31,
                                                              ----------------
                                                               2005     *) 2004
                                                              -----     -------
                                                                %          %
          Revenues                                            100.0       100.0
          Operating expenses
             Cost of revenues.............................     17.1        21.7
             Research and development.....................     28.6        26.5
             Marketing and selling........................     35.4        40.9
             General and administrative...................      7.1         8.7
          Total operating expenses........................     88.2        97.8
          Operating income (loss),........................     11.8         2.2
          Financial income................................      3.4         2.9
          Net income......................................     15.2         5.1
*) Restated (see Note 1c to the financial statements).


Three  Months  Ended March 31, 2005  Compared  with Three Months Ended March 31,
2004

Revenues. We generate revenues from sales of our networking products that are primarily sold in the form of stand-alone products, and our technology products that are primarily sold in the form of software development kits, as well as related maintenance and support services. We generally recognize revenues from the sale of our products upon shipment and when collection is probable. Revenues generated from maintenance and support services are deferred and recognized ratably over the period of the term of service. We price our networking products on a per unit basis, and grant discounts based upon unit volumes. We price our software development kits on the basis of a fixed-fee plus royalties from products developed using the software development kits. We sell our products and technology through direct sales and various indirect distribution channels in North America, Europe, the Middle East and the Far East.

Our revenues increased from $14.3 million for the three months ended March 31, 2004 to $16.3 million for the three months ended March 31, 2005. This increase was due to a $500,000 increase in sales of our networking products, and a $1.5 million increase in sales of our technology products. The results reflect better than expected sales with increased sales in North America, Europe, the Middle East and Asia Pacific.

Revenues from networking products increased from $10.2 million for the three months ended March 31, 2004 to $10.7 million for the three months ended March 31, 2005, an increase of $500,000 or 5.5%.

Revenues from technology products increased from $4.1 million for the three months ended March 31, 2004 to $5.6 million for the three months ended March 31, 2005. Revenues from licenses increased from $1.7 million in the three months ended March 31, 2004 to $2.5 million in the three months ended March 31, 2005. Revenues from royalties increased from $900,000 in the three months ended March 31, 2004 to $940,000 in the three months ended March 31, 2005. Maintenance revenues increased from $1.0 million in the three months ended March 31, 2004 period to $1.5 million in the three months ended March 31, 2005. Revenues from professional services with respect to research and development increased from $400,000 in the three months ended March 31, 2004 to $535,000 in the three months ended March 31, 2005.

Revenues from sales to customers in the United States increased from $8.0 million, or 56.0% of revenues, for the three months ended March 31, 2004 to $8.5 million, or 52.1% of revenues for the three months ended March 31, 2005, an increase of $500,000, or 6.1%. This increase in sales to customers in the United States was primarily attributable to increased sales to non-Cisco channels and due to initial revenues from Click to Meet.

Revenues from sales to customers in Europe and the Middle East increased from $4.0 million for the three month period ended March 31, 2004, or 27.7% of revenues, to $4.7 million, or 28.6% of revenues, for the three months ended March 31, 2005.

Revenues from sales to customers in the Asia Pacific region increased from $2.3 million, or 16.2% of revenues, for the three months ended March 31, 2004 to $3.1 million, or 19.3% of revenues, for the three months ended March 31, 2005, an increase of $800,000 or 35.9% due to strong growth and increased market demand for our NBU products, particularly in China.

Cost of Revenues. Cost of revenues decreased from $3.1 million for the three month period ended March 31, 2004 to $2.8 million for the three months ended March 31, 2005, a decrease of $300,000, or 10.4%. Gross profit as a percentage of revenues increased from 78.3% for the three months ended March 31, 2004 to 82.9% for the three months ended March 31, 2005, due to the increased proportion of TBU product sales that have higher profit margins and due to a different mix of NBU product sales.

Research and Development. Research and development expenses increased from $3.8 million for the three months ended March 31, 2004 to $4.7 million for the three months ended March 31, 2005, an increase of $900,000 or 23.1%. This increase was primarily attributable to an increase in the number of research and development personnel.

Marketing and Selling. Marketing and selling expenses remain constant at approximately $5.8 million for the three months ended March 31, 2004 and 2005. Marketing and selling expenses as a percentage of revenues decreased from 40.9% for the three months ended March 31, 2004 to 35.4% for the three months ended March 31, 2005. In addition to the temporary savings related to a freeze on new recruitment, we decreased our marketing and selling expenses in the Asia Pacific region, where we streamlined operations, reduced the number of distributors and initiated direct sales to some accounts, thereby reducing commission expenses.

General and Administrative. General and administrative expenses remain constant at approximately $1.2 million for the three months ended March 31, 2004 and 2005. General and administrative expenses as a percentage of revenues were 8.7% for the three months ended March 31, 2004 and 7.1% for the three months ended March 31, 2005.

Operating Income. We recorded operating income of $307,000 for the three months ended March 31, 2004 as compared to operating income of $1.9 million for the three months ended March 31, 2005.

Financial Income. We recorded financial income of $412,000 for the three months ended March 31, 2004 compared to $561,000 for the three months ended March 31, 2005. This income was principally derived from the investment of the proceeds of our March 2000 initial public offering and private placement. Our financial income increased principally as a result of higher prevailing interest rates.

Liquidity and Capital Resources

We generated $1.7 million from operating activities for the three months ended March 31, 2005 compared to $2.4 million in the same period in 2004. This amount was primarily attributable to net income of $2.5 million, a $700,000 decrease in other receivables and prepaid expenses, and depreciation and amortization expenses of $450,000. These increases in cash generated by our operating activities were offset in part by a $1.3 million decrease in other payables, deferred revenues and accrued expenses and $300,000 increase in trade receivables.

Net cash used in investing activities was approximately $12.5 million for the three months ended March 31, 2005. Of the cash used in investing activities during the three months ended March 31, 2005, $7.0 million was used to acquire substantially all of the assets of FVC and its wholly owned subsidiary, CUseeMe Networks, Inc. on March 15, 2005, and $600,000 was used for purchases of property and equipment.

Our financing activities generated $2.8 million for the three months ended March 31, 2005 compared to $1.3 million in the same period in 2004. This amount is attributable to proceeds from the exercise of employee stock options.

Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We plan to pursue strategic initiatives and make operating investments in 2005 as we position our company to realize on what we perceive to be increasing market opportunities in the coming years. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures. We may establish additional operations as we expand globally.

On February 28, 2001, we announced that our board of directors had authorized the repurchase of up to 10% of our outstanding shares in open market transactions from time to time at prevailing market prices. We completed the share repurchase program in the first fiscal quarter of 2002, having purchased 1,866,115 ordinary shares at a total cost of $11.8 million, or an average price of $6.30 per share. At the beginning of 2003, we began to reissue the repurchased shares upon exercise of employee stock options.

On August 28, 2002, we announced that our board of directors had authorized the repurchase of up to $10 million or 2 million of our ordinary shares in the open market from time to time at prevailing market prices. During April 2003, we started to repurchase our ordinary shares based on the instruction of our board of directors. As of December 31, 2003 we had purchased 14,000 ordinary shares at a total cost of $78,000, or an average price of $5.55 per share. We did not repurchase any shares in 2004.

As of December 31, 2004 we reissued all of the ordinary shares purchased under our repurchase programs.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Second Quarter 2005 Guidance

o Second quarter net sales are expected to be approximately $18.0 million, an increase of approximately $2.3 million, or 14.6%, compared with the second quarter of 2004.

o Net income is expected to increase to approximately $2.7 million or $0.12 per share, a 140% increase compared with the second quarter of 2004.

These projections are subject to substantial uncertainty that could cause our future results to differ materially from the guidance we have provided.



3.   Quantitative And Qualitative Disclosure About Market Risks
     ----------------------------------------------------------

We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

As of March 31, 2005, we had cash and cash equivalents and short-term investments of $75.3 million. We invest our cash surplus in time deposits, cash deposits, U.S. federal agency securities and corporate bonds with an average credit rating of AA. These investments are not purchased for trading or other speculative purposes. Due to the nature of these investments, we believe that we do not have a material exposure to market risk.

Our exposure to market risks for changes in interest rates is limited since we do not have any material indebtedness.

Foreign Currency Exchange Risk

We develop products in Israel and sell them in North America, Asia and several European countries. As a result our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

Our foreign currency exposure with respect to our sales is mitigated, and we expect it will continue to be mitigated, through salaries, materials and support operations, in which part of these costs are denominated in NIS.

Since the beginning of 2005, the NIS has appreciated approximately 1.2% against the dollar. The appreciation has resulted in a deflation rate in Israel, which was approximately 0.6% in the first three month of 2005 compared to an annual inflation rate of 1.2% in 2004 and to an annual deflation rate of 1.9% in 2003.

Since most of our sales are quoted in dollars, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            RADVISION LTD.
                                              (Registrant)



                                            /s/Arnold Taragin
                                            -----------------
                                            Arnold Taragin
                                            Corporate Vice President
                                            and General Counsel

Date: May 10, 2005